

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

September 23, 2009

Paul M. Limbert
President and Chief Executive Officer
WesBanco, Inc.
1 Bank Plaza
Wheeling, WV 26003

> **Re:** **WesBanco, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 000-08467**

Dear Mr. Limbert:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Justin T. Dobbie
Attorney-Adviser